77M.

a) Lancaster Nebraska Tax Free Fund

b) An agreement and plan of reorganization was approved effective May 21, 1999 by the shareholders of the Lancaster Nebraska Tax Free Fund (Lancaster). Pursuant to the agreement, The Nebraska Municipal Fund (the Fund), in exchange for the assets of Lancaster, assumed certain liabilities of Lancaster and issued shares of the Fund to shareholders of Lancaster on a pro rata basis.

On the date of exchange, 1,148,739 shares of the Fund were issued to the shareholders of Lancaster for net assets of $12,877,367, including $434,196 of unrealized appreciation, at $11.21 per share. As of May 21, 1999, Lancaster had an accumulated undistributed net realized loss on investments of $406,497. The combined net assets of the Fund and Lancaster immediately after the reorganization was $42,459,680.